Actelis Networks, Inc.

47800 Westinghouse Drive

Fremont, CA 94539

February 10, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Actelis Networks, Inc. (the “Company”)
Form S-1 Confidentially Submitted February 10, 2022

Ladies and Gentlemen:

On February 10, 2022, in accordance with the provisions of the Jumpstart Our Business Startups Act of 2012, the Company confidentially submitted to the Securities and Exchange Commission a draft registration statement on Form S-1 (the “Registration Statement”) for the initial public offering of the Company’s shares of common stock. In connection with the confidential submission of the Registration Statement, reference is hereby made to the Compliance and Disclosure Interpretations, Fixing America’s Surface Transportation (FAST) Act, Question 1, located at https://www.sec.gov/divisions/corpfin/guidance/fast-act-interps.htm (the “Interim Financial Statement Guidance”).

In accordance with the Interim Financial Statement Guidance, the Company has omitted from its Registration Statement interim financial information for the nine months ended September 30, 2021 and 2020 (the “September Interim Financial Statements”) because the Company reasonably believes that the Company will not be required to present the September Interim Financial Statements separately at the time of the offering contemplated by the Registration Statement. Instead, the Company has included in the financial information that forms a part of the Registration Statement headings for financial and related information for the years ended December 31, 2021 and 2020. Financial and related information for the year ended December 31, 2021 will be included in a future publicly filed amendment to the Registration Statement.

Should the staff of the Division of Corporation Finance of the Securities and Exchange Commission have any questions with respect to the foregoing, you may contact our legal counsel, Eyal Peled at +1 212 547 5477 or by email at epeled@mwe.com, at the offices of McDermott Will & Emery LLP.

Sincerely,

Actelis Networks, Inc.

	By:	/s/ Yoav Efron
Yoav Efron
Chief Financial Officer

CC: Eyal Peled, McDermott Will & Emery LLP